UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 6, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AOL Inc.

File No. 1-34419 - CF No. 25904
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AOL Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits 10.1 and 10.2 to a Form 10-Q filed on November 3, 2010. Exhibit 10.2 was re-filed with fewer redactions on both Form 10-K (as Exhibit 10.74) filed February 25, 2011 and Form 10-Q/A (as Exhibit 10.2) filed on May 27, 2011.

Based on representations by AOL Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2015
Exhibit 10.2	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel